SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 24)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2006
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7    SOLE VOTING POWER

                                       -0-
        NUMBER OF
          SHARES               8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     12,618,500
           EACH
        REPORTING              9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        -0-

                               10   SHARED DISPOSITIVE POWER

                                        12,618,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,618,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.6%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                 Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                         14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                         14,047,500

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1   NAMES OF  REPORTING  PERSONS  AND I.R.S.  IDENTIFICATION  NOS. OF SUCH
          PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3   SEC USE ONLY



     4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                         14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                          14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                        14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                        14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                        14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                             -0-

                               10     SHARED DISPOSITIVE POWER

                                         14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                         14,047,500

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         14,047,500
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                          14,047,500

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,047,500

    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.5%

    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                           17,892,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                           17,892,420

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      17,892,420

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.4%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                             -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         5,447,333
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              -0-

                               10     SHARED DISPOSITIVE POWER

                                          5,447,333

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,447,333

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.3%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF and OO

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                           703,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        23,339,753
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                           703,000

                               10     SHARED DISPOSITIVE POWER

                                        23,339,753

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      703,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.0%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 24
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). This amendment is filed as result of:

     (1) an increase in the outstanding Shares, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and filed with the U.S. Securities and Exchange Commission on January 4, 2006 (the "Third Quarter 2005 Form 10-Q") that decreased the aggregate holdings of the Shares held by the persons filing this Statement by more than one percent of the outstanding Shares; and

     (2) the execution by certain of the persons filing this amendment no. 24 to this Statement effective as of the close of business on January 13, 2006 of a written consent of at least a majority of the Outstanding Shares to approve an amendment to the Company's amended and restated certificate of incorporation to increase the number of authorized Shares from 90.0 million to 200.0 million.

Items 2, 4, 5 and 6 of this Statement are hereby amended as set forth below.

     All Share amounts in this amendment no. 24 to this Statement reflect the two-for-one split of the Shares that the Company paid in the form of a stock dividend on the close of business on September 6, 2005 to holders of record as of the close of business on August 25, 2005.

Item 2. Identity and Background.

     Item 2(a) is amended as follows:

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

          (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

          (iii) Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc.
     ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of membership interests of Tremont LLC and shares of Valhi common stock (as described below in this Statement);

          (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement) and as a direct owner of Shares; and

          (v) Annette C. Simmons, Harold C. Simmons' spouse, by virtue of her direct ownership of Shares and Series A Preferred Stock.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

     Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of approximately 35.6%, 10.8%, 3.9%, 2.0% and 0.3%, respectively, of the 35,482,522 Shares outstanding as of January 3, 2006 according to the information from the Third Quarter 2005 Form 10-Q (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

     Valhi also directly holds 14,700 shares of Series A Preferred Stock that are convertible into 49,000 Shares, or approximately 0.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Valhi directly holds.

     Annette C. Simmons also directly holds 1,600,000 shares of Series A Preferred Stock that are convertible into 5,333,333 Shares, or approximately 13.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.4%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control

VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 10.8% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     NL Industries, Inc. ("NL") and a subsidiary of NL directly hold 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi and a subsidiary of the Company are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of the Company and NL and chairman of the board of Tremont LLC, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Annette C. Simmons is the direct holder of 114,000 Shares, 1,600,000 shares of Series A Preferred Stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 703,000 Shares, 257,000 shares of NL common stock (including stock options exercisable for 4,000 shares) and 3,383 shares of Valhi common stock. Other than the shares she directly holds, Ms. Simmons disclaims beneficial ownership of all Shares that her husband may beneficially own.

     A trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Ms. Simmons is the direct holder of 36,500 shares of Valhi common stock. Each of Mr. and Ms. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

     (b) The principal offices of VHC are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

     (c) VHC is engaged in holding shares of Valhi common stock and, by virtue of the holding of such shares, activities engaged in through Valhi and its subsidiaries.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) VHC is a Delaware corporation.

Item 4. Purpose of Transaction

     No change to Item 4 except for the addition of the following:

     Effective as of the close of business on January 13, 2006, Contran, Valhi and the CMRT executed a written consent of at least a majority of the Outstanding Shares to approve an amendment to the Company's amended and restated certificate of incorporation to increase the number of authorized Shares from
90.0 million to 200.0 million. The written consent procedure (including the distribution of an Information Statement to all holders of the Outstanding Shares) allows the Company to avoid the costs and management time involved in holding a special meeting of its stockholders. Subject to satisfaction of certain regulatory requirements, the Company presently intends to declare and pay a dividend on the outstanding Shares to effect a two-for-one split of the Shares (the "Stock Split"). In addition to the Stock Split, the increase in the number of authorized Shares will enable the Company to effect its business strategy, provide flexibility and provide sufficient authorized Shares to be reserved for issuance upon the exercise of outstanding stock options and the full conversion into Shares of the Company's convertible preferred securities, as such conversion rights are adjusted to reflect the Stock Split.

     The authorized Shares in excess of outstanding Shares will be available for issuance at such times and for such general corporate purposes as the Company's board of directors may deem advisable. Any such issuances may occur without further action by the Company's stockholders, except as may be required by applicable law or by the rules of the New York Stock Exchange, Inc., on which the Shares are listed for trading. Upon issuance, any such Shares will have the same rights as the outstanding Shares. Holders of Shares have no preemptive rights. The issuance of additional Shares may have a dilutive effect on earnings per share and on a stockholder's percentage voting power for persons who do not purchase additional Shares to maintain their pro rata interest.

     None of the Reporting Persons has made any arrangements, agreements, understandings or plans at the present time for the issuance or use of such additional Shares proposed to be authorized, other than the Company's plan to use such Shares in connection with the Stock Split and the possible exercise of outstanding stock options and the conversion of the outstanding convertible preferred securities of the Company. Additionally, the Reporting Persons have no present intention to cause the issuance of such additional Shares that would make the acquisition of control of the Company by unrelated third parties more difficult.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     No change except for the addition of the following:

     (a) Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of 12,618,500 Shares, 3,844,920 Shares, 1,380,000 Shares, 703,000 Shares and 114,000 Shares, respectively. Ms. Simmons and Valhi are the direct holders of 1,600,000 and 14,700 shares of Series A Preferred Stock, respectively, which are convertible into 5,333,333 Shares and 49,000 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 13,998,500 Shares that Tremont LLC and Valhi hold directly and the 49,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 14,047,500 Shares, or approximately 39.5% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to be the beneficial owner of the 17,843,420 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 49,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate
     17,892,420 Shares, or approximately 50.4% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 18,660,420 Shares that Tremont LLC, the CMRT, Valhi, he and his spouse hold directly and the 5,382,333 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 24,042,753 Shares, or approximately 58.8% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

          (4) Annette C. Simmons may be deemed to be the beneficial owner of the 114,000 Shares she holds directly and the 5,333,333 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate approximately 13.3% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

     Mr. Simmons disclaims beneficial ownership of all Company securities that he does not hold directly. Ms. Simmons disclaims beneficial ownership of any Company securities that she does not hold directly.

     (b) By virtue of the relationships described in Item 2:

          (1) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 13,998,500 Shares that Tremont LLC and Valhi hold directly and the 49,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 14,047,500 Shares, or approximately 39.5% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 17,843,420 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 49,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 17,892,420 Shares, or approximately 50.4% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 17,957,420 Shares that Tremont LLC, the CMRT, Valhi and his spouse hold directly and the 5,382,333 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 23,339,753 Shares, or approximately 57.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold);

          (4) Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 114,000 Shares she holds directly and the 5,333,333 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (approximately 13.3% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds); and

          (5) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 703,000 Shares (approximately 2.0% of the outstanding Shares) he holds directly.

     (c) Since November 5, 2005 (60 days prior to January 4, 2006, the date of the event that requires the filing of this amendment no. 24 to the Schedule), Annette C. Simmons made a gift of 16,000 Shares to a charitable organization. Other than this gift, no other Reporting Person had transactions in the Shares during the past 60 days.

     (d) Each of Tremont LLC, Annette C. Simmons, the CMRT, Valhi and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 13, 2006




                                       /s/ Harold C. Simmons
                                       --------------------------------
                                       Harold C. Simmons
                                       Signing in the
                                       capacities listed on
                                       Schedule "A" attached
                                       hereto and
                                       incorporated herein by
                                       reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 13, 2006




                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven L. Watson
                                        Signing in the
                                        capacities listed on
                                        Schedule "A" attached
                                        hereto and
                                        incorporated herein by
                                        reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi Holding Company ("VHC") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

                          Name             Present Principal Occupation
------------------------------          --------------------------------

Eugene K. Anderson                      Vice   president   of   Contran,   Dixie
                                        Holding,  Dixie  Rice,  National,   NOA,
                                        Southwest,  Tremont  LLC, a wholly owned
                                        limited   liability   company  of  Valhi
                                        ("Tremont"), Valhi, VGI and VHC; and treasurer of the Foundation.

Thomas E. Barry (1)                     Vice president for executive  affairs at
                                        Southern   Methodist    University   and
                                        professor  of  marketing in the Edwin L.
                                        Cox  School  of   Business  at  Southern
                                        Methodist University; and a director of Valhi.

Norman S. Edelcup (2)                   Senior    vice    president     business
                                        development of Florida Savings  Bancorp;
                                        mayor of  Sunny  Isles  Beach,  Florida;
                                        director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                    Director    and    president    of   the
                                        Foundation.

Robert D. Graham                        Vice   president   of   Contran,   Dixie
                                        Holding,  Dixie  Rice,  the  Foundation,
                                        National,   NOA,   Southwest,   Titanium
                                        Metals   Corporation   (the  "Company"),
                                        Tremont,  Valhi,  VGI and VHC;  and vice
                                        president, general counsel and secretary
                                        of  Kronos   Worldwide,   Inc.  ("Kronos
                                        Worldwide")  and  NL  Industries,   Inc.
                                        ("NL"), both affiliates of Valhi.

J. Mark Hollingsworth                   Vice  president  and general  counsel of
                                        Contran,   Dixie  Holding,  Dixie  Rice,
                                        National,   NOA,   Southwest,   Tremont,
                                        Valhi,  VGI and VHC;  general counsel of
                                        the Foundation  and CompX  International
                                        Inc.,  an affiliate of Valhi  ("CompX");
                                        trust  counsel  of The  Combined  Master
                                        Retirement   Trust,   a  trust   Contran
                                        sponsors  that  permits  the  collective
                                        investment   by   master   trusts   that
                                        maintain the assets of certain  employee
                                        benefit   plans   Contran   and  related
                                        companies adopt (the "CMRT"); and acting
                                        general counsel of Keystone Consolidated
                                        Industries,   Inc.,   an   affiliate  of
                                        Contran ("Keystone").

Keith A. Johnson                        Controller of the Foundation.

William J. Lindquist                    Director  and senior vice  president  of
                                        Contran, Dixie Holding,  National,  NOA,
                                        VGI and VHC;  senior vice  president  of
                                        Dixie  Rice,   Southwest,   Tremont  and
                                        Valhi.

A. Andrew R. Louis                      Secretary  of  Contran,   CompX,   Dixie
                                        Holding,  Dixie  Rice,  National,   NOA,
                                        Southwest, Tremont, Valhi, VGI and VHC and assistant secretary of the Company.

Kelly D. Luttmer                        Vice   president  and  tax  director  of
                                        Contran,  CompX,  Dixie  Holding,  Dixie
                                        Rice,  Kronos Worldwide,  National,  NL,
                                        NOA, Southwest,  Tremont, Valhi, VGI and
                                        VHC.

Andrew McCollam, Jr. (3)                President  and a director of  Southwest;
                                        director of Dixie Rice; and a private investor.

W. Hayden McIlroy (4)                   Private   investor   primarily  in  real
                                        estate; and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (5)                      Vice   president   of  Dixie   Rice  and
                                        Southwest.

Bobby D. O'Brien                        Vice president,  chief financial officer
                                        and director of Dixie Holding, National,
                                        NOA,  VGI and VHC;  vice  president  and
                                        chief  financial   officer  of  Contran,
                                        Dixie  Rice,   Southwest,   Tremont  and
                                        Valhi;   and  vice   president   of  the
                                        Company.

Glenn R. Simmons                        Vice  chairman  of the board of Contran,
                                        Dixie  Holding,  Dixie  Rice,  National,
                                        NOA,   Tremont,   Valhi,  VGI  and  VHC;
                                        chairman of the board of CompX and Keystone; director and executive vice president of Southwest; and a director of Kronos Worldwide, NL and the Company.

Harold C. Simmons                       Chairman of the board of Contran,  Dixie
                                        Holding,  Dixie  Rice,  the  Foundation,
                                        National,   NOA,   Southwest,   Tremont,
                                        Valhi,  VGI  and  VHC;  chairman  of the
                                        board and chief executive officer of the
                                        Company,  NL and Kronos  Worldwide;  and
                                        trustee   and   member   of  the   trust
                                        investment committee of the CMRT.

Richard A. Smith (5)                    Vice president of Dixie Rice.

John A. St. Wrba                        Vice president and treasurer of Contran,
                                        Dixie   Holding,   Dixie  Rice,   Kronos
                                        Worldwide, National, NL, NOA, Southwest,
                                        TIMET, Tremont, Valhi, VGI and VHC; and vice president and assistant treasurer of the Company.

Gregory M. Swalwell                     Vice   president   and   controller   of
                                        Contran, Dixie Holding,  National,  NOA,
                                        Southwest,  Tremont, Valhi, VGI and VHC;
                                        vice   president,   finance   and  chief
                                        financial officer of Kronos Worldwide and NL; and vice president of Dixie
                                        Rice, Southwest and the Company.

J. Walter Tucker, Jr. (6)               President,  treasurer  and a director of
                                        Tucker  &  Branham,   Inc.,  a  mortgage
                                        banking,   insurance   and  real  estate
                                        company; a director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                        Director and president of Contran, Dixie
                                        Holding, Dixie Rice, National,  NOA, VGI
                                        and VHC;  director,  president and chief
                                        executive officer of Valhi; president of
                                        Tremont;  director  and  executive  vice
                                        president of Southwest;  director,  vice
                                        president    and    secretary   of   the
                                        Foundation;  president of Tremont;  vice
                                        chairman  of  Kronos  Worldwide  and the
                                        Company;   and  a  director   of  CompX,
                                        Keystone and NL.

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(1)  The  principal  business  address  for  Dr.  Barry  is  Southern  Methodist
     University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), as outlined below.

                                      Shares          Options
        Name                           Held           Held (1)        Total
--------------------------          -----------     -----------    -----------

Eugene K. Anderson                      -0-             -0-            -0-

Thomas E. Barry                         -0-             -0-            -0-

Norman S. Edelcup                       -0-             -0-            -0-

Lisa Simmons Epstein                    -0-             -0-            -0-

Robert D. Graham                        -0-             -0-            -0-

J. Mark Hollingsworth                   -0-             -0-            -0-

Keith A. Johnson                      2,000             -0-          2,000

William J. Lindquist                    -0-             -0-            -0-

A. Andrew R. Louis                      -0-             -0-            -0-

Kelly D. Luttmer                        100             -0-            100

Andrew McCollam, Jr.                    -0-             -0-            -0-

W. Hayden McIlroy (2)                 1,000             -0-          1,000

Harold M. Mire                          -0-             -0-            -0-

Bobby D. O'Brien                        -0-             -0-            -0-

Glenn R. Simmons                     11,000             -0-         11,000

Harold C. Simmons (3)             6,150,333             -0-      6,150,333

Richard A. Smith                        -0-             -0-            -0-

John A. St. Wrba                        -0-             -0-            -0-

Gregory M. Swalwell                     -0-             -0-            -0-

                                      Shares          Options
        Name                           Held           Held (1)        Total
--------------------------          -----------     -----------    -----------

J. Walter Tucker, Jr.                   -0-             -0-            -0-

Steven L. Watson                     21,500           7,500         29,000

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Comprises 1,000 Shares Mr. McIlroy has the right to receive upon conversion of 300 shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that he holds directly.

(3) Comprises Shares Harold C. Simmons and his spouse own directly and 5,333,333 Shares his spouse is entitled to receive upon the conversion of 1,600,000 shares of Series A Preferred Stock that she holds directly. Excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.